SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Decision to Guarantee the Payment Obligation of a Third Party

I. Details of the Debt Guarantee

1. Debtor: LG Display Vietnam Haiphong Co., Ltd

- Relationship to Company: Subsidiary

2. Creditor: Tentative

3. Debt Amount: 680,700,000,000 KRW

4. Details of the Debt Guarantee

a. Amount of the Debt Guarantee: 680,700,000,000 KRW

b. Total Equity: 12,704,955,194,226 KRW

c. Debt Guarantee to Total Equity Ratio : 5.4%

d. Term of the Debt Guarantee: January 1, 2017 to December 31, 2025

5. Total Balance of the Company’s Financial Guarantees: 153,157,500,000 KRW

6. Resolution of Board of Directors

Date: October 25, 2016

Attendance of Outside Directors: 4 out of 4 outside directors

7. Remarks

a. LG Display Co., Ltd. (the “Company”) expects to guarantee (the “Debt Guarantee”) a certain payment obligation of the Company’s foreign subsidiary, LG Display Vietnam Haiphong Co., Ltd. (“LGD Vietnam”) in connection with borrowings by LGD Vietnam for the principal amount of USD 600,000,000.

b. The KRW amounts set forth above in 3. Debt Amount, 4. Details of the Debt Guarantee and 5. Current Balance of the Company’s Other Financial Guarantees have been translated from USD at the exchange rate in effect on October 25, 2016 (1 USD to 1,134.50 KRW).

c. The above 4.d. Term of the Debt Guarantee reflects the period from the date of the agreement to the date of repayment of all amounts due.

d. The amount set forth above in 4.b. Total Equity is based on the Company’s statement of financial position as of December 31, 2015.

e. The Company’s management committee will decide upon any further actions relating to the Debt Guarantee.

f. LGD Vietnam was incorporated in the first half of 2016. The information set forth below in II. Selected Consolidated Financial Information of LGD Vietnam is based on the notes to the Company’s consolidated financial statements as of and for the six months ended June 30, 2016.

g. The KRW amount set forth below in III. Total Balance of the Company’s Financial Guarantees has been translated from USD at the exchange rate in effect on October 25, 2016 (1 USD to 1,134.50 KRW), the date of the resolution of the board of directors.

h. The Company’s audit committee is currently comprised of four outside directors. The audit committee members were in full attendance for the meeting of the board of directors held on October 25, 2016.

II. Selected Consolidated Financial Information of LGD Vietnam

As of and for the six months ended June 30, 2016 (in millions of KRW)

Total Assets	116,415
Total Liabilities	676
Total Shareholders’ Equity	115,739
Total Equity	117,378
Sales	N/A
Net Income	1,535

III. Total Balance of the Company’s Financial Guarantees

a. Debtor: LG Display Yantai Co., Ltd

- Relationship to the Company: Subsidiary

b. Balance of debt guarantee: 153,157,500,000 KRW

c. Term of debt guarantee: June 30, 2014 to June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: Oct 26, 2016	By: /s/ Heeyeon Kim
(Signature)
Name: Heeyeon Kim
Title: Head of IR / Vice President